UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    Form 11-K



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1995

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____



                         Commission File Number 0-18984



                         REYNOLDS, SMITH AND HILLS, INC.
                      EMPLOYEES 401(k) PROFIT SHARING PLAN
                            (Full title of the plan)



                         REYNOLDS, SMITH AND HILLS, INC.
          (Name of issuer of the securities held pursuant to the plan)



                4651 Salisbury Road, Jacksonville, Florida 32256
           (Address of principal executive office of issuer and plan)

Financial Statements and Exhibits.

The following financial statements for the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan are filed herein as a part of this report:

                                                                           PAGE
Statement of net assets available for plan benefits                          8
Statement of changes in net assets available for
         plan benefits                                                      12
Notes to Financial Statements                                               18
Consent of Deloitte & Touche                                                25

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





REYNOLDS, SMITH AND HILLS, INC.
EMPLOYEE 401(k) PROFIT SHARING PLAN




By:      /s/ Darold F. Cole
         ------------------
         Darold F. Cole
         Chairman, Administrative Committee
         and Senior Vice President and Director
         Reynolds, Smith and Hills, Inc.



Date: September 16, 1996
- - ------------------------

REYNOLDS, SMITH AND HILLS,
INC. EMPLOYEES 401(K) PROFIT
SHARING PLAN

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 1995,
1994 and 1993 and Independent Auditors' Report

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS
- - --------------------------------------------------------------------------------


                                                                        Page

INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits                    3

  Statements of Changes in Net Assets Available for Plan Benefits         7

  Notes to Financial Statements                                          13

SUPPLEMENTAL SCHEDULES:

  Item 27a - Assets Held for Investment Purposes                         18

  Item 27d - Schedule of Reportable Transactions                         19

INDEPENDENT AUDITORS' REPORT


Trustees
Reynolds, Smith and Hills, Inc. Employees
  40l(k) Profit Sharing Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for plan benefits of Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, the 1995 and 1994 financial statements include securities valued at $1,054,207 (9 percent of net assets available for plan benefits) and $964,534 (10 percent of net assets available for plan benefits), respectively, whose values have been estimated by the Board of Trustees in the absence of readily ascertainable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche, L.L.P.
May 24, 1996


REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1995

                                                                                  Money
                                                  Equity            Bond          Market
                                                   Fund             Fund          Fund

ASSETS:
  Investments, at market value (Note 3):
    Short-term investments                      $    60,120     $    14,695     $ 2,898,902
    Sun Bank collective trust funds               5,752,183       1,538,551
    Common stocks
    Loans to participants
                                                -----------     -----------     -----------
           Total investments                      5,812,303       1,553,246       2,898,902

  Receivables:
    Due (to) from other funds                        63,682        (111,535)         59,028
    Accrued interest receivable                      34,488           8,394          14,861
                                                -----------     -----------     -----------
           Total receivables                         98,170        (103,141)         73,889
                                                -----------     -----------     -----------

TOTAL ASSETS                                      5,910,473       1,450,105       2,972,791


LIABILITIES:
  Other payables                                     (4,073)           (737)         (9,994)
                                                -----------     -----------     -----------

TOTAL LIABILITIES                                    (4,073)           (737)         (9,994)
                                                -----------     -----------     -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS          $ 5,906,400     $ 1,449,368     $ 2,962,797
                                                ===========     ===========     ===========


See notes to financial statements.

- - --------------------------------------------------------------------------------
                         RS&H         Combined
        Loan            Stock            Total
        Fund             Fund        All Funds



                 $     27,668     $  3,001,385
                                     7,290,734
                    1,054,207        1,054,207
$    613,333                           613,333
     -------        ---------       ----------
     613,333        1,081,875       11,959,659


      (6,921)          (4,254)
                          215           57,958
     -------        ---------       ----------
      (6,921)          (4,039)          57,958
     -------        ---------       ----------

     606,412        1,077,836       12,017,617





      (3,583)          (1,266)         (19,653)
     -------        ---------       ----------

      (3,583)          (1,266)         (19,653)
     -------        ---------       ----------
$    602,829     $  1,076,570     $ 11,997,964
============     ============     ============



REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1994

- - --------------------------------------------------------------------------------
                                                                                Money
                                                  Equity         Bond          Market
                                                   Fund          Fund            Fund

ASSETS:
  Investments, at market value (Note 3):
    Short-term investments                  $    63,534     $     9,813     $ 2,379,847
    Sun Bank collective trust funds           4,299,191       1,058,163
    Common stocks
    Loans to participants
                                              ---------       ---------       ---------
           Total investments                  4,362,725       1,067,976       2,379,847

  Receivables:
    Contributions                                16,152           2,559           1,739
    Due (to) from other funds                  (283,681)          3,600         293,293
    Accrued interest receivable                  25,557           6,634          12,929
                                              ---------       ---------       ---------
           Total receivables                   (241,972)         12,793         307,961

  Cash                                            5,799             911           2,595
                                              ---------       ---------       ---------

TOTAL ASSETS                                  4,126,552       1,081,680       2,690,403


LIABILITIES:
  Other payables                                (11,378)         (2,733)         (7,431)
                                              ---------       ---------       ---------

TOTAL LIABILITIES                               (11,378)         (2,733)         (7,431)
                                              ---------       ---------       ---------


NET ASSETS AVAILABLE FOR PLAN BENEFITS      $ 4,115,174     $ 1,078,947     $ 2,682,972
                                            ===========     ===========     ===========


See notes to financial statements.


- - --------------------------------------------------------------------------------
                     RS&H        Combined
   Loan              Stock        Total
   Fund              Fund        All Funds



                $    26,516    $ 2,479,710
                                 5,357,354
                    964,534        964,534
$   648,033                        648,033
- - -----------     -----------    -----------
    648,033         991,050      9,449,631


                      2,100         22,550
    (13,645)            433
                        200         45,320
- - -----------     -----------    -----------
    (13,645)          2,733         67,870


                        536          9,841
- - -----------     -----------    -----------
    634,388         994,319      9,527,342



                                   (21,542)
- - -----------     -----------    -----------

                                   (21,542)
- - -----------     -----------    -----------


$   634,388     $   994,319    $ 9,505,800
===========     ===========    ===========



REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1995
- - --------------------------------------------------------------------------------
                                                                                     Money
                                                      Equity             Bond        Market
                                                       Fund              Fund        Fund

ADDITIONS TO NET ASSETS:
  Investment income                                $   469,439     $    86,986     $   161,549
  Net appreciation in value of RS&H, Inc. stock
  Net appreciation in market value of
    investments                                        967,263         127,414
                                                   -----------     -----------     -----------
         Net investment income                       1,436,702         214,400         161,549

  Contributions from employer                           91,312          19,543           6,672
  Contributions from employees                         562,474         158,810         264,991
                                                   -----------     -----------     -----------
         Total additions                             2,090,488         392,753         433,212

DEDUCTIONS FROM NET ASSETS:
  Fees                                                  44,279          11,332          30,863
  Distributions, net                                                                   513,765
                                                   -----------     -----------     -----------
         Total deductions                               44,279          11,332         544,628

PARTICIPANTS' TRANSFERS BETWEEN
  FUNDS IN (OUT)                                      (254,983)        (11,000)        391,241
                                                   -----------     -----------     -----------

         Net increase (decrease)                     1,791,226         370,421         279,825

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                      4,115,174       1,078,947       2,682,972
                                                   -----------     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                          $ 5,906,400     $ 1,449,368     $ 2,962,797
                                                   ===========     ===========     ===========


See notes to financial statements.

- - --------------------------------------------------------------------------------
                    RS&H, Inc.       Combined
   Loan              Stock            Total
   Fund               Fund          All Funds


$    46,836     $     2,229     $   767,039
                     41,140          41,140

                                  1,094,677
- - -----------     -----------     -----------
     46,836          43,369       1,902,856

                     27,647         145,174
                     58,098       1,044,373
- - -----------     -----------     -----------
     46,836         129,114       3,092,403


                                     86,474
                                    513,765
- - -----------     -----------     -----------
                                    600,239


    (78,395)        (46,863)
- - -----------     -----------     -----------

    (31,559)         82,251       2,492,164


    634,388         994,319       9,505,800
- - -----------     -----------     -----------


$   602,829     $ 1,076,570     $11,997,964
===========     ===========     ===========



REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1994
- - --------------------------------------------------------------------------------
                                                                                      Money
                                                      Equity           Bond           Market
                                                       Fund            Fund            Fund

ADDITIONS TO NET ASSETS:
  Investment income                                $   290,022     $    75,280     $    96,785
  Net appreciation in value of RS&H, Inc. stock
  Net depreciation in market value of
    investments                                       (463,643)       (119,336)
                                                   -----------     -----------     -----------
         Net investment income                        (173,621)        (44,056)         96,785

  Contributions from employer                           68,471          13,150          14,017
  Contributions from employees                         583,817         117,216         152,498
                                                   -----------     -----------     -----------
         Total additions                               478,667          86,310         263,300

DEDUCTIONS FROM NET ASSETS:
  Fees                                                  44,086          12,969          29,372
  Distributions, net                                                                 1,129,851
                                                   -----------     -----------     -----------
         Total deductions                               44,086          12,969       1,159,223

PARTICIPANTS' TRANSFERS BETWEEN
  FUNDS IN (OUT)                                      (789,117)       (494,739)      1,347,967
                                                   -----------     -----------     -----------

         Net increase (decrease)                      (354,536)       (421,398)        452,044

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                      4,469,710       1,500,345       2,230,928
                                                   -----------     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                          $ 4,115,174     $ 1,078,947     $ 2,682,972
                                                   ===========     ===========     ===========


See notes to financial statements.


- - --------------------------------------------------------------------------------
                    RS&H, Inc.       Combined
   Loan               Stock            Total
   Fund               Fund           All Funds


$    48,624     $     1,110     $   511,821
                     27,427          27,427

                                   (582,979)
- - -----------     -----------     -----------
     48,624          28,537         (43,731)

                     29,036         124,674
                     54,842         908,373
- - -----------     -----------     -----------
     48,624         112,415         989,316


                                     86,427
     20,025                       1,149,876
- - -----------     -----------     -----------
     20,025                       1,236,303


      3,428         (67,539)
- - -----------     -----------     -----------

     32,027          44,876        (246,987)


    602,361         949,443       9,752,787
- - -----------     -----------     -----------


$   634,388     $   994,319     $ 9,505,800
===========     ===========     ===========

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1993
- - --------------------------------------------------------------------------------
                                                                         Money
                                        Equity           Bond            Market
                                         Fund            Fund            Fund

ADDITIONS TO NET ASSETS:
  Investment income                 $   198,976     $    95,170    $    80,695
  Net depreciation in value of
    RS&H, Inc. stock
  Net appreciation in market
    value of investments                216,417          27,890
                                    -----------     -----------    -----------
         Net investment income          415,393         123,060         80,695

  Contributions from employer            64,507          19,018         18,560
  Contributions from employees          616,368         189,813        165,324
                                    -----------     -----------    -----------
         Total additions              1,096,268         331,891        264,579

DEDUCTIONS FROM NET ASSETS:
  Fees                                   38,421          13,248         31,424
  Distributions, net                                                   590,195
                                    -----------     -----------    -----------
         Total deductions                38,421          13,248        621,619

PARTICIPANTS' TRANSFERS BETWEEN
  FUNDS IN (OUT)                        (45,883)         11,749        130,369
                                    -----------     -----------    -----------

         Net increase (decrease)      1,011,964         330,392       (226,671)

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR       3,457,746       1,169,953      2,457,599
                                    -----------     -----------    -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR           $ 4,469,710     $ 1,500,345    $ 2,230,928
                                    ===========     ===========    ===========


See notes to financial statements.

- - --------------------------------------------------------------------------------
            RS&H, Inc.             Combined
   Loan       Stock                  Total
   Fund        Fund                All Funds


$    46,888     $     1,450     $   423,179

                   (114,281)       (114,281)

                                    244,307
- - -----------     -----------     -----------
     46,888        (112,831)        553,205

                     28,035         130,120
                     81,459       1,052,964
- - -----------     -----------     -----------
     46,888          (3,337)      1,736,289


                      2,804          85,897
     61,898                         652,093
- - -----------     -----------     -----------
     61,898           2,804         737,990


          4         (96,239)
- - -----------     -----------     -----------

    (15,006)       (102,380)        998,299


    617,367       1,051,823       8,754,488
- - -----------     -----------     -----------


$   602,361     $   949,443     $ 9,752,787
===========     ===========     ===========

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
- - --------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Investments. Short-term investments and loans to participants are carried at cost which approximates market value. Investments in collective trust funds are valued based upon the net asset value of each fund. Investments in the common stock of the Plan's sponsor, Reynolds, Smith and Hills, Inc., are recorded at an estimated value as there is no active market for the stock.

2.    DESCRIPTION OF PLAN

      The following description of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") provides general information to participants. Participants should refer to the pamphlet Summary Plan Description for the 1991 Amendment and Restatement of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan for a more complete description of the Plan's provision. Copies of the pamphlet are available from the Plan Coordinator.

      General - The Plan was commenced and made effective January 1, 1990. The Plan is a defined contribution plan established under Section 401(k) of the Internal Revenue Code. The Plan was established for the benefit of certain employees of Reynolds, Smith and Hills, Inc. (the "Company") and eligible subsidiaries and affiliates, with 480 hours of service within the eligibility computation period. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

      Investment Funds - Participating employees have the right to choose the investment funds in which contributions to their accounts are invested, and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. A participating employee may not change his investment decision more frequently than quarterly, upon written notice delivered to the plan administrator at least two weeks before it is to become effective. Earnings on the investment funds are allocated among the accounts that have elected to invest in each such fund.

      Accounts may be invested among the following:

          (i) STI Classic Capital Growth Fund (Equity Fund);

         (ii) STI Classic Investment Grade (Bond Fund);

        (iii) STI Classic Prime Quality Fund (Money Market Fund); and

         (iv) Reynolds, Smith and Hills, Inc. Common Stock
               (RS&H, Inc., Stock Fund).

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (Continued)
- - --------------------------------------------------------------------------------


      Plan participants may direct the investment of all funds credited to their account to any or all four investment funds (Equity, Bond, Money Market and RS&H, Inc. stock) in increments of 5% or multiples thereof.

      Contributions - The Plan allows participating employees to contribute from 2% to 15% of their earned compensation with a total amount not to exceed $9,500 in 1995 and $9,240 in 1994. The dollar limit is indexed yearly for inflation. The employer is required to match 25% of the employee's annual contribution up to 6% of an employee's compensation. In addition, the employer may make discretionary contributions to the Plan in cash, company stock, or a combination of the two.

      Participant Accounts - Each participant's account is credited with the participant's contributions, the employee's portion of the Employer's matching contributions, and an allocation of the Employer's discretionary contribution and Plan earnings.

      Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of the account balances is based on years of participant service. A participant is 100% vested after five years of credited service.

      Withdrawals - Participants may withdraw all of the vested amounts credited to his accounts, subject to defined years of Plan participation. Also, a participant may elect to withdraw certain amounts from his deferred contribution account due to the financial hardship of the participant.

      Loans - Participants may request loans from the Plan subject to allowable available participant balances and other conditions.

      Payment of Benefits - On termination of employment, a participant with an account balance of $3,500 or less may elect a lump sum payment of the participant's account balance at the date of termination. The Plan provides other payment schedules for payment of participant balances in excess of $3,500 upon participant termination of employment. As of December 31, 1995 the Plan was liable for benefits to participants that have withdrawn from the Plan of $704,978.

      In the event of death or disability of a participant, payment may be made in a lump sum amount equal to the value of the participant's accounts as of the next quarterly valuation date.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (Continued)
- - --------------------------------------------------------------------------------


      Plan Termination - Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     Administrative   Costs  -  The  Company  pays   directly  the  general  and
     administrative costs associated with the Plan.

3.    INVESTMENTS

      Except for the Plan's investments in loans to participants and common stock of the plan sponsor, the Plan's investments are held in a trust fund administered by the Trust Department of Sun Bank, N.A. Such investments consist primarily of the Plan's short-term investments and investments in Sun Bank collective trust funds. Investments administered by the Trust Department of Sun Bank, N.A. are as follows:



REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (Continued)
- - -----------------------------------------------------------------------------------------------------------------------


      The following table summarizes all investments  held, by fund, at December 31, 1995:


     Number of Shares,
    Units or Principal                                                      Market
         Amount                Description                   Cost           Value

   Equity Fund

           157,158  STI Classic Value
                       Income Stock Fund              $    1,754,806  $    1,892,179

           285,503  STI Classic Capital Growth Fund        3,398,832       3,860,004

            60,120  STI Classic Prime Quality
                       Money Market                           60,120          60,120
   Bond Fund

           145,010  STI Classic Investment Grade
                       Bond Fund                           1,491,412       1,538,551

            14,695  STI Classic Prime Quality
                       Money Market                           14,695          14,695

   Money Market Fund

         2,898,902  STI Classic Prime Quality
                       Money Market                        2,898,902       2,898,902
   Loan Fund

           612,333  Loans to Participants                    613,333         613,333

   RS&H Stock Fund

            95,837  Reynolds, Smith and
                       Hills, Inc. Common Stock              771,162       1,054,207

            27,668  STI Classic Prime Quality
                       Money Market                           27,668          27,668
                                                       -------------   -------------

   TOTAL ALL FUNDS                                     $  11,030,930   $  11,959,659
                                                       =============   =============


REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (Continued)
- - --------------------------------------------------------------------------------


4.    INCOME TAX STATUS

      The Plan obtained its latest determination letter on July 6, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                   * * * * * *



REYNOLDS, SMITYH AND HILLS, INC. EMPLOYEES 401(k) PROFIT
SHARING PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

   Number of Shares,
   Units or Principal                                                                 Market
      Amount                      Description                    Cost                 Value

   Equity Fund

           157,158    STI Classic Value
                         Income Stock Fund                  $    1,754,806      $    1,892,179

           285,503    STI Classic Capital Growth Fund            3,398,832           3,860,004

            60,120    STI Classic Prime Quality
                         Money Market                               60,120              60,120
   Bond Fund

           145,010    STI Classic Investment Grade
                         Bond Fund                               1,491,412           1,538,551

            14,695    STI Classic Prime Quality
                         Money Market                               14,695              14,695

   Money Market Fund

         2,898,902    STI Classic Prime Quality
                         Money Market                            2,898,902           2,898,902
   Loan Fund

           613,333    Loans to Participants                        613,333             613,333

   RS&H Stock Fund

            95,837    Reynolds, Smith and
                         Hills, Inc. Common Stock                  771,162           1,054,207

            27,668    STI Classic Prime Quality
                         Money Market                               27,668              27,668
                                                             -------------       -------------

   TOTAL ALL FUNDS                                           $  11,030,930       $  11,959,659
                                                             =============       =============



REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995

- - --------------------------------------------------------------------------------
Series of Transactions in Excess of 5% of Plan Assets

                                                                                                        Net
                                                Number of     Number of    Total          Total         Gain
           Identification of Security           Purchases       Sales    Purchases        Sales        (Loss)

STI Classic Investment
  Grade Bond Fund                                     22         9       $ 534,429  $    181,454  $   (4,335)

STI Classic Prime
  Quality Money Market                               335       114       2,780,726     2,259,051

STI Classic Value
   Income Stock Fund                                  10         9         716,713       342,054      22,347

STI Class Capital
   Income Growth Fund                                 14         6         682,896       571,285      36,009


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statements Numbered 33-40554, 33-40553, 33-40552 and 33-40551 of Reynolds, Smith and Hills, Inc. on
Form S-8 of our report dated May 24, 1996 appearing in this Annual Report on Form 11-K of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan for the years ended December 31, 1995, 1994 and 1993.


Deloitte & Touche, LLP

Jacksonville, Florida
September 16, 1996